13012762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2013
Washington DC
193

SEC FILE NUMBER
8-52323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 East Michigan Ave
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 S. Sixth Street, Suite 400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
CHERYL M. ZIELINSKI
STATE OF WISCONSIN

My notary commission expires on March 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2013

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 8,186,272
Affiliated fees receivable	66,788
Unaffiliated fees receivable	1,657,771
Office equipment and capitalized software, net of accumulated depreciation of $693,400	12,050
Goodwill	466,410
Deferred tax asset, net	92,890
Prepaid assets	59,680
Total assets	$ 10,541,861
Liabilities and member's equity	
Liabilities:	
Payable to affiliate	$ 83,694
Income taxes payable to affiliate, net	432,685
Accounts payable, accrued expenses, and other liabilities	713,905
Total liabilities	1,230,284
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	8,061,577
Total member's equity	9,311,577
Total liabilities and member's equity	$ 10,541,861

See accompanying notes.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

Quasar Distributors, LLC (Quasar or the Company) was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is a wholly owned subsidiary of U.S. Bancorp (the Parent or USB). In the ordinary course of business, the Company will enter into transactions with USB and subsidiaries of USB (affiliates).

The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides mutual fund distribution, marketing, and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(1) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold cash or securities for customer accounts.

2. Significant Accounting Policies

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers investments in money market mutual funds to be cash equivalents.

Office Equipment and Capitalized Software

Office equipment and capitalized software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to five years.

Goodwill

The recoverability of goodwill is evaluated annually, at a minimum, and on an interim basis if there are indicators of impairment. The evaluation is based on the estimated fair value of the business, which is derived from estimated future cash flows.

2. Significant Accounting Policies (continued)

Revenue Recognition

Quasar has contractual arrangements with third-party and affiliated entities to provide certain fund-related services, primarily involving marketing and distribution. Fee income is recorded on an accrual basis as earned and in accordance with negotiated fee schedules with customers. No allowance has been established for fee receivables, as management believes the receivable amount of $1,724,559 recorded in the statement of financial condition is fully collectible.

Fair Value Measurement of Financial Instruments

At December 31, 2012, the carrying amount of the Company's cash and cash equivalents approximate fair value due to their short-term nature.

The Company uses fair value measurements for the initial and ongoing recording of certain assets and liabilities. Accounting guidance established a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Level 1 uses quoted prices in active markets for identical assets or liabilities. Money market mutual funds of $3,690,613, owned by the Company and accounted for under fair value measurements, have been classified as Level 1 assets in accordance with this guidance. The Company did not hold any other financial instruments during the year ended December 31, 2012.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent. Federal and state income taxes are determined on a separate company basis, and payments are received from, or remitted to, the Parent. Actual income tax expense does not differ substantially from the amount that would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

At December 31, 2012, the Company did not have any unrecognized tax positions.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Concentration of Business/Risk

The Company's activities significantly rely on U.S. Bancorp Fund Services, LLC (USBFS), a related party, for establishing relationships that provide the majority of its revenues. USBFS also acts as the primary client contact in negotiating contracts on behalf of Quasar. These activities expose the Company to concentration risk in the event that USBFS were to lose customers or go out of business. The Company does not believe that this concentration poses a significant risk.

3. Payable to Affiliate

The amount payable to affiliate of $83,694 as of December 31, 2012, relates to compensation, benefits, and general and administrative expenses incurred by U.S. Bancorp Asset Management, Inc. on behalf of Quasar, an affiliate of the Company.

4. Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of net aggregate indebtedness or $25,000. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $2,662,753, which was $2,580,734 in excess of its minimum required net capital of $82,019. The Company's aggregate indebtedness to net capital ratio was 0.46 to 1 at December 31, 2012. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

5. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible Company employees participate in the pension plan of USB. Pension benefits are based on a participant's highest 5-year average annual compensation during his or her last 10 years before retirement or termination from the Company. Employees are fully vested after 5 years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees through postretirement benefit plans offered by USB. Generally, all employees may become eligible for retiree health care benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features, such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined-contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation.

The Company's matching contribution vests immediately. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

The Company's employees participate in the Parent's stock option and restricted stock plans.

6. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, and general and administrative services. Related-party transactions may not be representative of transactions at arm's length.

6. Related-Party Transactions (continued)

Cash includes cash held at U.S. Bank National Associate (USBNA), an affiliate of the Company. Cash equivalents of the Company are invested in the First American Prime Obligations Fund, which is a money market mutual fund sponsored by an affiliate of the Company.

7. Income Tax

The components of the Company's deferred tax assets and liabilities as of December 31, 2012, were:

Deferred tax assets:	
Deferred compensation, accrued compensation, and pension	$ 84,541
Stock compensation	12,477
Total deferred tax assets	97,018
Deferred tax liabilities:	
Other/fixed assets	4,128
Total deferred tax liabilities	4,128
Net deferred tax asset	$ 92,890

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

There are no significant differences between the federal statutory tax rate and the effective tax rate for the Company.

8. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2012, through the date the statement of financial condition was available to be issued. Based on this evaluation, the Company has determined that none of these events were required to be recognized or disclosed in the Company's statement of financial condition.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 152,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.